GENCO RESOURCES LTD.

Management’s Discussion and Analysis

For the Period Ended March 31, 2007

Suite 550 – 999 West Hastings, Vancouver, B.C., V6C 2W2, Canada

Tel:  (604) 682-2205 Fax:  (604) 682-2235 Web:  www.gencoresources.com

GGC (TSX Venture Exchange)

May 30, 2007

Introduction

The following Management’s Discussion and Analysis (“MD&A”) of Genco Resources Ltd. (the “Company”) should be read in conjunction with the Company’s consolidated financial statements for the period ended March 31, 2007 and audited consolidated financial statements for the year ended December 31, 2006 which are available along with further information on the Company including any news releases and historical reports referred to in this MD&A on the SEDAR website at www.sedar.com.

All information contained in this MD&A was prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP).  All dollar amounts are expressed in Canadian Dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward Looking Statements

This Management’s Discussion and Analysis contains certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions.  The words “may”, “would”, “could”, “will”, “intend”,  “plan”, “believe”,  “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements.  Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities.

Risks and uncertainties may include, but are not limited to, changes in general economic conditions, currency fluctuation, changes in the legal, social or political conditions, fluctuations in metals prices, changing costs of services and materials, difficulty in obtaining required equipment supplies and services in a timely manner, changes in reserve and resource estimates, changes in labour laws, access to capital, and other risks and uncertainties unique to the Company or common to public companies, mineral companies and companies doing business in multiple political jurisdictions.

Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  The Company does not intend, and does not assume any obligation to update these forward-looking statements.

Background

The Company’s core assets are the producing La Guitarra and San Rafael Mines, located in the Temascaltepec Mining District of Mexico. Through its wholly owned subsidiary, Rule Nevada Inc., the Company owns six unpatented and eight patented claims in the Devils Gate – Chinatown Mining District of Nevada, known as the Oest Claims. The Company also owns and maintains crown granted mineral claims in the Highland Valley of British Columbia, known as the Transvaal Property. At this time the Company has no plans to develop either the Oest Claims or Transvaal Property, but intends to maintain all claims in good standing for future exploration or disposition.

La Guitarra Mine and Temascaltepec Mining District, Mexico

In August 2003 the Company completed the acquisition from Luismin, S.A. de C.V. (“Luismin”) of La Guitarra Compañia Minera, S.A. de C.V. (“La Guitarra”), a Mexican company which owns and operates a producing silver/gold mine located in central Mexico, and all associated assets, including the rights to exploit the entire Temascaltepec Mining District. The purchase price was $5,000,000 USD with an initial payment of $1,000,000 USD worth of Common Shares of the Company (1,380,315 shares) made on closing and payments of $500,000 USD payable on the first through eighth anniversaries of closing. All payments are payable in cash or Common Shares of the Company at its sole discretion. To date the Company has issued 2,170,742 Common Shares and paid $1,000,000 USD in cash to satisfy the initial payment and first three annual payments to Luismin.

By news release dated May 16, 2007 the Company released the results of an independent audit of mineral reserves and resources for La Guitarra Mine and the Temascaltepec Mining District.  Reserves and resources as of December 31, 2006 were reported in compliance with National Instrument 43-101 Standards of Disclosure for Mineral Properties (“NI 43-101”) of the Canadian Securities Administrators.  The report was prepared by Glenn R. Clark, P. Eng., a qualified independent person for NI 43-101 reporting purposes, and the findings were as follows:

Classification	Tonnes	Silver (g/t)	Gold (g/t)	Silver (oz)	Gold (oz)	Silver Eq. (oz)
Reserve
Proven	97,900	196	3.21	617,000	10,100	1,122,000
Probable	430,800	332	1.17	4,600,000	16,300	5,415,000
Proven + Probable	528,700	307	1.55	5,217,000	26,400	6,537,000
Resource
Measured	570,000	60	0.60	1,100,000	11,000	1,650,000
Indicated	691,000	78	0.75	1,733,000	16,600	2,563,000
Measured + Indicated	1,261,000	70	0.68	2,833,300	27,600	4,213,000
Inferred	19,830,000	156	1.38	99,440,000	877,000	143,290,000

Underground reserves and resources were based on a silver equivalent (eAg) of 135 grams per tonne (g/t) cut-off, a US$40 per tonne mining and milling cost and 85% recovery for both silver and gold.  Surface resources were calculated using a 20 g/t eAg cut-off. Reserves and resources were calculated using information obtained from channel sampling and diamond and core drilling.  All estimations were based on US$550/oz gold and US$11/oz silver.  A 50:1 silver to gold equivalency ratio was used in calculating silver equivalent ounces.

Accomplishments

La Guitarra and San Rafael Mines

Since purchasing La Guitarra the Company has upgraded existing infrastructure and opened the San Rafael Mine adjacent to La Guitarra Mine (collectively “La Guitarra Mine”).  During the three months ended March 31, 2007 capital investments focused on expanding infrastructure in La Guitarra Mine for increased future production and collecting geological and metallurgical information to assist in planning future exploration and development.  Work during the period included: construction of 590 meters of ramps, cross cuts and drifts; over 7,500 meters of diamond and core drilling consisting of 2,900 meters of diamond drilling and 4,600 meters of core drilling; and development of new ore passes and ventilation raises.

In January of 2007 La Guitarra secured permission to conduct a test of surface mining in conjunction with a surface stabilization program on the Creston area of the La Guitarra vein.  The Creston area currently has a reserve of 77,400 proven and probable tonnes grading 113 g/t silver and 2.2 g/t gold, 1,261,000 measured and indicated tonnes grading 70g/t silver and 0.68g/t gold, and an inferred resource of 14,000,000 tonnes grading 72g/t silver and 0.77g/t gold.  Management believes that the Creston area may have the potential to be developed as a bulk tonnage low-moderate grade mining operation.  Test mining was designed to provide baseline information for mineral recoveries and mining costs.

Metallurgical lab work conducted to test the recoverability of mineral in the Creston ore prior to the test mining had been limited to samples taken from surface outcrops and other areas exposed to the elements.  Tests had shown the oxide ores at surface were amenable to heap leach processing with metal recoveries from column tests ranging between 54%-83% for silver and 51%-68% for gold using relatively finely crushed material after 240 days with tests ongoing and metal recoveries rising. Tests had also shown the oxide ores from surface were amenable to cyanide mill processing with metal recoveries from bottle roll tests as high as 97% for both metals.

By processing ore obtained from the Creston test mining/surface stabilization program the Company was able to determine silver and gold recoveries using the conventional flotation circuit in the existing La Guitarra Mill and also obtain better samples of surface oxide ores for further bottle roll and column tests.  Initial recoveries on surface ore processed in the existing flotation mill were disappointing, but after adjusting the reagent mix, grind and retention times, recoveries improved dramatically.  During the test recoveries improved from the low 70% range for silver and low 60% range for gold to over 80% recovery for both silver and gold.  Mill staff is confident with further adjustments to reagents and the milling process the recoveries could approach the life of mine average recoveries of 84.30% for silver and 82.73% for gold of the mix of oxide and sulphide ores currently produced from underground.

During the three month period ended March 31, 2007 approximately 13,800 tonnes of ore grade material were taken from surface and processed in La Guitarra’s flotation mill.  The Creston test mining was completed in April of 2007 and Management is now assessing information collected from the test mining and ongoing test work to determine the economic feasibility of developing the Creston for future large scale production.

Nazareno

The historic Nazareno Mine is located approximately four kilometres northwest of La Guitarra.  During the three month period ended March 31, 2007 a plan for upgrading existing seasonal access to Nazareno to year round access was developed and initiated.  The Company expects that this work will be completed during the third quarter of 2007.  When completed the improved access will allow further exploration work at surface and from underground to determine the extent of mineralization and the economic feasibility of reopening the historic Nazareno Mine.

Future plans for fiscal 2007 include approximately 200 additional meters of ramps and crosscuts, up to 2,000 meters of diamond drilling and metallurgical testing of samples obtained from old workings and fresh ore.

Mina de Agua

Sampling was conducted on the Santa Ana and Cascaras Veins at Mina de Agua (located approximately five kilometres southeast of La Guitarra) during the first half of 2006.  This information was used to develop a surface diamond drill program and in the first three months of 2007, over 7,000 meters of drilling was completed bringing total drilling in the area during the past nine months to over 14,400 meters.

Management made a decision in the fall of 2006 to construct an underground exploration ramp to access the Santa Ana Vein to allow the extraction of test ore and enhance the information data base prior to making a commercial production decision.   During the three month period ended March 31, 2007 a development portal was collared and over 235 meters of underground ramps and drifts were developed to access the principal vein and historic workings.

During the remainder of fiscal 2007 the Company plans include continued diamond drilling of the multiple veins located at Mina de Agua, development of proven and probable ore blocks which have been defined by drilling, test mining of developed ore blocks and infrastructure improvements.

General

The Company continues its efforts to contain costs in an inflationary environment. The Company has ordered new mill equipment for La Guitarra Mill, which is expected to reduce costs by approximately $3.00 USD per tonne of ore milled or $0.24 USD per silver equivalent ounce produced based on current proven reserve average grades.  These mill upgrades are expected to be completed in June of 2007.  It is anticipated there will be minimal disruption of metal production while the upgrade work is conducted.

On August 3, 2006 the Company announced that it had initiated a district wide exploration project in the Temascaltepec Mining District (see news release dated August 3, 2006).  The first phase is to include up to 15,000 meters of trenching, 50,000 meters of core drilling and district wide mapping and sampling.   As of March 31, 2007 over 34,000 meters of core and reverse circulation drilling were complete.  The majority of the planned trench work has been cancelled after initial trench results failed to provide useful information due to high levels of mineral leaching at surface.  The majority of phase one work is expected to be completed by the end of June, 2007.  The Company has used information gained during phase one to develop plans for future district exploration, mine development and expansion of production.

Overall Performance

During the period ended March 31, 2007 the Company recorded higher mill utilization at La Guitarra, but as a result of the lower grade ore and lower recoveries from the large scale surface test mining operation fewer silver and gold ounces were produced during the period than the corresponding period in 2006.  Management anticipates mineral production to return to previous levels at the conclusion of Creston test mining and the return to processing underground ore.  The long term value of the information gained from the test mining is expected to exceed the value of any short term reduction in production.

The following table summarizes the combined production of La Guitarra and San Rafael Mines.

	3 Months Ended	3 Months Ended	12 Months Ended
	March 31, 2007	March 31, 2006	December 31, 2006
Tonnes milled	18,161	12,499	53,873
Silver equivalent ounces	120,740	227,402	777,710
Silver ounces	76,479	142,790	532,506
Gold ounces	907	1,480	4,705
Silver equivalent grade (gpt)	301	633	501
Average realized silver price US$	13.31	9.69	11.54
Average realized gold price US$	649.72	554.21	601.70
Gold$/silver$ equivalency factor	48.80	57.17	52.12

Production Costs

During the period production costs increased at La Guitarra with a cash operating cost of $5.03 USD (March 31, 2006 - $4.43 USD), total cash cost of $5.61 USD (March 31, 2006 - $4.76 USD) and total production costs of $7.43 USD (March 31, 2006 - $5.41 USD) per silver equivalent ounce produced.  Despite the significantly lower total ounces produced and less than optimized surface mining operation the cash operating cost and total cash cost were not significantly higher than in previous quarters.  Management feels this cost profile demonstrates the potential economic viability of mining the Creston area and believes that with a much larger operation it may be possible to significantly lower costs through greater efficiencies of operation.

Selected Annual Information

	December 31,	December 31,
	2006	2005
	$	$
Total revenue	8,568,324	7,187,026
Operating profit	2,967,581	2,582,409
Net income (loss)	(1,492,392)	719,078
Net income (loss) per-share	(0.05)	0.03
Net income (loss) per-share fully diluted	(0.05)	0.03

Total assets	22,445,075	14,905,482
Total long-term liabilities	3,005,842	2,636,481
Cash dividends per-share	–	–

Revenues are from operations at La Guitarra and are recognized net of third party refining and treatment charges.  Revenues are principally affected by mine production, grade, selling price, and exchange rate fluctuations between the reporting currency, the Canadian Dollar, the selling currency, the American Dollar, and the Mexican Peso.  See section 2.e) Foreign Currency Translation of the Notes to Consolidated Financial Statements.

Results of Operations

For the three months ended March 31, 2007 revenues were $1,547,026 (March 31, 2006 - $2,325,476), cost of sales were $1,235,825 (March 31, 2006 - $1,457,445) and gross income from operations was $311,201 (March 31, 2006 - $868,031).  The Company posted a net loss of $838,577 (March 31, 2006 - $338,209) and a net loss per share of $0.03 (March 31, 2006 – $0.01).

Revenues during the quarter were affected by the test mining of surface ores.   During the test lower than normal grade ores were processed and initial recoveries were below life of mine averages.  Increased mill through-put during the test was not sufficient to compensate for the lower grades and initial lower recoveries.  Management feels the information gained from the test justified the lower mineral production and expects lost production will be made up in the future.

During the three month period ended March 31, 2007 cash flows used in investing activities were $2,633,334 (March 31, 2005 - $450,237) with the funds coming from financing activities, operations and cash. These funds were primarily used for exploration and development work at La Guitarra and the purchase of additional mine and mill equipment.

Assets totalled $24,045,081 at March 31, 2007, an increase of $1,600,006 during the period. Asset growth reflects the ongoing development of the San Rafael Mine, development at Mina de Agua and district exploration.  During the period current assets decreased $610,491 to $4,192,982 (December 31, 2006 - $4,803,473) and the net working capital was $785,146 (December 31, 2006 - $1,525,734). Current liabilities increased $130,097 during the period to $3,407,836 on March 31, 2007.  The increase in current liabilities was a result of exploration and development activity at La Guitarra.  Long term liabilities were $3,002,261.

Summary of Quarterly Results

The following table summarizes selected Company financial information for the last eight completed fiscal quarters.

	March 31,	December 31,	September 30,	June 30,
	2007	2006	2006	2006
	$	$	$	$
Total revenue	1,547,026	1,542,224	2,009,404	2,691,220
Operating profit	311,201	(335,498)	1,090,936	1,344,112
Net income (loss)	(838,577)	(945,308)	(351,610)	142,734
Net gain (loss) per-share	(0.03)	(0.03)	(0.01)	0.00
Net gain (loss) per-share fully diluted	(0.02)	(0.03)	(0.01)	0.00

	March 31,	December 31,	September 30,	June 30,
	2006	2005*	2005*	2005*
	$	$	$	$
Total revenue	2,325,476	1,354,722	1,957,094	2,046,217
Operating profit	868,031	537,120	500,169	822,411
Net gain (loss)	(338,209)	(55,517)	244,464	198,575
Net gain (loss) per-share	(0.01)	(0.00)	0.01	0.01
Net gain (loss) per-share fully diluted	(0.01)	(0.00)	0.01	0.01

*Restated

All stock-based awards made to non-employees and employees are recognized and measured using the Black-Scholes Model to estimate the fair value at the date of grant.  The Company records options as an expense over the life of the option, and records the expense as an extraordinary item. During the three month period ended March 31, 2007 the Company recorded a stock-based compensation expense of $488,337 (March 31, 2006 - $427,675).

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on its results of operations or financial condition including, without limitation, such considerations as liquidity and capital resources.

Liquidity and Capital Resources

On March 31, 2007 the Company had cash reserves of $1,298,925, current assets of $4,192,982 and net working capital of $785,146 (December 31, 2006 - $1,525,734).  Subsequent to March 31, 2007 the Company received gross proceeds of $738,122 from the exercise of 324,750 stock options and 100,000 warrants.  The Company is confident that its cash reserves and positive cash flow are sufficient to meet its financial obligations and current expansion plans.

The following table summarizes the Company’s contractual obligations on March 31, 2007.

Contractual Obligations	Payments Due by Period
	Total	<1 Year	1-3 Years	4-5 Years	>5 Years
Long Term Debt	$2,894,650	$588,850	$1,152,900	$1,152,900	Nil
Capital Lease Obligations	Nil	Nil	Nil	Nil	Nil
Operating Leases	Nil	Nil	Nil	Nil	Nil
Purchase Obligations	Nil	Nil	Nil	Nil	Nil
Other Long Term Obligations*	$170,309	Nil	Nil	Nil	$170,309
Total Contractual Obligations	$3,064,959	$588,850	$1,152,900	$1,152,900	$170,309

*Asset retirement obligation – Present value of reclamation and closure costs

In order to implement long term plans for the Temascaltepec Mining District, and take advantage of other business opportunities, the Company may need to raise additional funds.  At this time the Company does not know of any demands, commitments, or future events which will materially affect its liquidity. As in many small resource companies, cash flows are directly affected by the success and failure of exploration and development work, and until such time that prices, grades, throughput, reduced costs or a combination of these factors provides sufficient cash flows to support all exploration and development work the Company may be required to look for alternate sources of financing.  No assurance can be given that if additional funding is required it will be available, or if available, will be on terms acceptable to the Company.

Transactions with Related Parties

During the three months ended March 31, 2007 consulting and management fees paid to directors and officers of the Company amounted to $131,424 (March 31, 2006 - $72,000).

During the three month period ended March 31, 2007 directors of the Company exercised options to purchase 260,072 Common Shares at prices ranging from $0.80 to $0.85 each and the Company received $218,561.  In addition, directors and officers of the Company exercised 10,700 share purchase warrants at a price of $0.90 and the Company received $9,630.

Critical Accounting Policies

The Company’s critical accounting policies are summarized in Note 2 to its consolidated financial statements.  In the preparation of its consolidated financial statements the Company uses Canadian Generally Accepted Accounting Principles, which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying disclosure.  Estimates are based on management’s knowledge of current events and actions the Company may undertake in the future, actual results may differ from these estimates.

Changes in Accounting Policy

The Company’s accounting policy is described in the notes to the Company’s consolidated financial statements for the period ended March 31, 2007.  During the first three months of 2007 there were no changes in the accounting policy.

Financial Instruments and Other Instruments

The Company held cash and cash equivalents at March 31, 2007 as shown in the Company’s consolidated financial statements.  There were no off-balance sheet or other instruments.

Disclosure of Outstanding Share Data

The Company has an unlimited number of Common Shares authorized, with 33,327,875 outstanding on March 31, 2007 and 33,752,625 as of the date of this MD&A.  On March 31, 2007 options to purchase 3,050,182 Common Shares and warrants to purchase 100,000 Common Shares were outstanding.  As of the date of this MD&A options to purchase 3,044,432 Common Shares and no warrants were outstanding.

Outlook

During fiscal 2007 the Company will continue work to expand operations at La Guitarra including further development of the San Rafael Mine.  The potential to open new production centers as Mina de Agua and Nazareno continue to be assessed and the Company hopes make production decisions on these areas during the year.  Management is encouraged by the results of the recent test mining in the Creston area and will continue to explore options to exploit this substantial resource.

The Company believes that continued exploration of the Temascaltepec District will lead to significant increases in reserves and resources and the discovery of new areas of mineralization.  As the District potential becomes better known this information as well as information obtained from ongoing metallurgical studies will be used to plan future production and infrastructure expansion.

Management believes the Temascaltepec District has excellent exploration potential and production may be developed significantly beyond its current levels.  In order to exploit the production potential of the District Management is currently investigating several potential future mining and milling scenarios including mining from both surface and underground and expanded processing capacity.  Potential expansion of processing capacity could include expansion of the existing mill, construction of a heap leach operation, construction of a new mill or mills in the District or a combination of new and expanded milling capacity and heap leach.

The Company continues to pursue the acquisition of producing or near production stage assets, but believes any acquisition must be accretive.  La Guitarra provides a strong platform from which to grow the Company through expansion, acquisition or both.

Qualified Person

All scientific and technical information concerning the Company’s projects which form the basis for disclosure regarding such projects contained in this MD&A, other than the resource and reserve estimates, was prepared by or under the supervision of a Company Director, James McDonald B.Sc. (Geology) and P. Geo., a ‘qualified person’ for the purposes of NI 43-101.